Greywolf Entertainment Inc.

August 16, 2007

NeoMedia Technologies, Inc.
2201 Second Street
Fort Myers, FL
United States of America
33901

Attention:

Re: Proposed Purchase of Shares of Triton Global Business Services Inc. (the "Corporation")

This letter of intent (the "**Letter of Intent**") is intended to set forth the general terms and conditions under which Greywolf Entertainment Inc. (the "**Purchaser**"), is prepared to purchase all of the issued and outstanding shares of the Corporation (the "**Outstanding Shares**"), including all of the Outstanding Shares held by NeoMedia Technologies, Inc., or any corporation controlled by or related to NeoMedia Technologies, Inc. (collectively, the "**Vendor**") (and such Outstanding Shares held by the Vendor are herein referred to as the "**Purchased Shares**"). All dollar amounts referred to in this Letter of Intent shall be in U.S. Dollars.

The Purchaser and Vendor each agree that this Letter of Intent is intended to create a binding agreement between them (in consideration of $10.00 now paid by the Purchaser to the Vendor and further in consideration of their mutual undertakings as to the matters described herein), and if the parties do not execute a definitive and final share purchase agreement this Letter of Intent shall be the agreement among the parties for the purchase and sale of the Purchased Shares.

1. **Share Purchase Agreement**

   The Purchaser and Vendor hereby agree to execute, on or before the Closing Date (as hereinafter defined), a definitive and final share purchase agreement containing provisions substantially the same as those contained herein, together with standard representations, warranties and conditions and covenants as normally associated with the purchase of shares in a corporation.

2. **Proposed Transaction**

   The Purchaser shall acquire from the Vendor the Purchased Shares, together with all loans owing to the Vendor by the Corporation (the "**Loans**").

3. **Liabilities**

   The Purchased Shares and Loans will be sold to the Purchaser subject to no security interests or adverse interests whatsoever, other than encumbrances which the Purchaser in its sole discretion consents to in writing.

4. **Purchase Price**

The purchase price for the Purchased Shares and Loans (the "**Purchase Price**"), subject to any adjustments provided for below, shall be payable on the Closing Date by cash, certified cheque or solicitors trust cheque as follows:

(a) $500,000.00 for the assignment of all loans payable by the Corporation to the Vendor, which, as of the date hereof, are in the approximate amount of $1,600,000.00; and

(b) $1,000,000.00 for the Purchased Shares, being ninety (90%) percent of the Outstanding Shares. The Purchaser shall enter into a separate agreement for the purchase of the balance of the Outstanding Shares, and shall offer the sum of $111,000.00 to the holders of such remaining Outstanding Shares.

5. **Adjustments to Purchase Price**

The parties acknowledge that the Purchase Price has been established on the assumption that on the Closing Date there will be no liabilities of the Corporation, other than the loans referred to in **paragraph 4** herein, outstanding or accrued, of any nature and kind, whatsoever, except current liabilities.

6. **Closing Date**

Subject to the satisfaction of all conditions contained in **paragraph 9**, the closing date of this transaction will be the first business day that is thirty-five (35) days following the execution of this Letter of Intent, or as otherwise agreed to by the parties in writing (the "**Closing Date**"), provided however, that if the conditions contained in **paragraph 9** are not satisfied by the end of the said thirty-five (35) day period, the Purchaser shall be entitled to give notice to the Vendor extending the Closing Date for a further fourteen (14) days.

7. **Confidentiality**

The parties acknowledge that they are parties to a non-disclosure agreement dated July 24, 2007 and that such agreement shall apply to all matters contained in, and the existence of, this Letter of Intent, and shall continue in full force and effect notwithstanding the execution of this Letter of Intent.

8. **Due Diligence**

From the date of this Letter of Intent until the Closing Date (the "**Due Diligence Period**"), the Purchaser shall be entitled to conduct due diligence investigations of the Corporation and the Outstanding Shares. During the Due Diligence Period, the Purchaser and its representatives and agents will have full access to the business premises of the Corporation and the records of the Corporation. The Vendor and the Corporation will make available to the Purchaser on request all relevant documents pertaining to the business affairs of the Corporation. The Corporation shall also provide its written consent to the release of information by third parties to the extent reasonably required by the Purchaser or their solicitors.

9. **Conditions of Closing**

The obligation of the Purchaser to close this transaction will be subject to the fulfillment or waiver of each of the following conditions and such other conditions as may be agreed upon in the definitive and final share purchase agreement:

(a) No Material Adverse Change – from the date hereof to the Closing Date, no material adverse change to the assets or condition of the business of the Corporation will have occurred;

(b) Definitive Documentation -- negotiation and execution of a definitive and final share purchase agreement on or before the Closing Date in form and substance satisfactory to the Purchaser in its sole discretion, which will reflect the terms of this Letter of Intent and shall contain additional provisions customary or appropriate for transactions of this type as may be agreed upon;

(c) Contracts and Liabilities – the Purchaser shall have been satisfied, in its sole discretion, with all contracts and liabilities of the Corporation;

(d) Financing - the Purchaser shall have obtained financing, on terms and conditions satisfactory to it, for the transactions contemplated herein;

(e) Acquisition of Outstanding Shares - the Purchaser shall have acquired all Outstanding Shares other than the Purchased Shares, at or before the Closing Date;

(f) Non-Competition Non-Solicitation Covenants – the Vendor shall execute and deliver, on the Closing Date, a non-competition agreement prohibiting the Vendor, directly or indirectly, in any manner whatsoever, from competing with the Corporation within Canada and the United States for a period of one (1) years following Closing Date with any business of the Corporation, other than with respect to cellular services. The Vendor shall also agree not to solicit or otherwise divert employees, customers or suppliers of the Corporation and not to use any of the Corporation's confidential or proprietary information;

(g) Issuance of Shares to Fietz – the Vendor shall deliver to Guy Fietz, or his nominee, on the Closing Date, as payment for services of Guy Fietz to NeoMedia Telecom Services, Rule 144 restricted trading stock in the capital stock of the Vendor having a market value of $130,000.00, based on the average closing price of such shares in the capital of the Vendor for the seven (7) days prior to the date of acceptance of this Letter of Intent;

(h) Third Party Approvals – receipt of all necessary permits, licenses, consents and approvals of all governmental bodies, lenders, lessors, and other third parties, including, without limitation, any approvals or consents necessary in connection with the acquisition of the Outstanding Shares; and

(i) Assets of the Corporation – the Corporation will own all of the assets reflected in the financial statements of the Corporation on the Closing Date. The Vendor will ensure that all of the financial information, customer lists and all proprietary

information, including all business, accounting, financial and taxation information of the Corporation shall be provided to the Purchaser on Closing.

10. **Conduct of Business**

From the date of this Letter of Intent until the Closing Date:

(a) the Corporation shall continue to operate its business as it has in the past and shall not engage in any transactions outside the ordinary course of business consistent with past practice;

(b) the Corporation shall not renew, amend or terminate any contracts, leases or other agreements except in the ordinary course of business consistent with past practice;

(c) the Corporation shall not enter into any contract, lease or other agreement except in the ordinary course of business consistent with past practice;

(d) the Corporation shall not sell or transfer any of its assets other than as is provided for in this Letter of Intent or other than in the ordinary course of business consistent with past practice;

(e) the Corporation shall comply with such other covenants as may be contained in the final share purchase agreement; and

(f) there shall have been no material adverse change in the Corporation's business prospects or financial condition.

11. **Exclusive Dealing**

Until a definitive and final share purchase agreement has been duly executed and delivered by all of the parties, the Vendor shall not, directly or indirectly, through any representative or otherwise, solicit or entertain offers from, negotiate with or in any manner encourage, discuss, accept or consider any proposal of any other person relating to the acquisition of the shares or assets of the Corporation, in whole or in part, whether through direct purchase, merger, consolidation or other business combination (other than sale of products in the ordinary course).

12. **Further Assurances and Tendering**

The Vendor shall tender the Purchased Shares to any take-over bid made by the Purchaser in accordance with the terms of this Letter of Intent, and shall do all acts and things as may be reasonably requested by the Purchaser to facilitate the transactions contemplated herein, and the purchase of the Outstanding Shares by the Purchaser.

13. **Representations and Warranties**

The final share purchase agreement shall contain such representations, warranties and covenants of the Vendor concerning the Vendor, the Corporation and its business and financial condition as are customary or appropriate in transactions of this type, including, without limitation, the following representations and warranties:

(a) the Corporation is duly incorporated, organized and subsisting;

(b) no other person, firm or corporation has any right or privilege to acquire securities of the Corporation;

(c) the Vendor has good and marketable title to the Purchased Shares and the Purchased Shares are free and clear of any encumbrances of any kind;

(d) the Corporation has not guaranteed the debts of any other entity;

(e) the books and records of the Corporation fairly disclose the financial position of the Corporation and are accurate in all respects;

(f) the corporate records of the Corporation are up to date and accurate;

(g) the financial statements for the Corporation have been prepared in accordance with generally accepted accounting principles and present fairly the financial position of the Corporation and are accurate in all respects;

(h) there has been no change in the operation, affairs or condition of the Corporation since the end of the last fiscal year;

(i) there are no liabilities whatsoever which have not been disclosed in the financial statements of the Corporation unless expressly disclosed in writing and expressly accepted by the Purchaser;

(j) there are no outstanding claims, suits or actions pending or threatened affecting the Corporation or the Vendor and there are no grounds or basis for any claims, suits or actions affecting the Corporation or the Vendor;

(k) the Corporation has the right to use its corporate name, and all trade-marks, copyrights, patents and other intellectual property used by the Corporation in its business;

(l) except as disclosed to the Purchaser, the Corporation has filed all necessary tax returns, and will have paid all taxes, interest and penalties for all periods up to and including the Closing Date, as required and determined under applicable laws;

(m) the Corporation owns its assets free and clear of all charges, claims, or encumbrances of any nature and kind whatsoever, except as otherwise expressly disclosed in writing and expressly accepted by the Purchaser;

(n) there are no contracts, obligations or commitments, of any kind, including leases, employment and management agreements, except as expressly disclosed in writing and expressly accepted by the Purchaser;

(o) the Corporation has all of its assets insured on a replacement cost basis;

(p) the Corporation is not in breach of any contract or commitment; and

(q) the Vendor has no information or knowledge of any facts relating to the business of the Corporation or the Purchased Shares, which, if known to the Purchaser, might reasonably be expected to deter the Purchaser from completing the transaction of purchase and sale at the agreed price.

The parties acknowledge that the foregoing list is merely a summary of the types of representations and warranties to be included in the final share purchase agreement and is not an exhaustive list.

The representations and warranties and indemnities contained in the definitive and final share purchase agreement shall survive the closing of the transactions for the benefit of the Purchaser and the Corporation.

14. **Indemnification**

The definitive and final share purchase agreement shall contain an indemnity by the Vendor in favour of the Purchaser and the Corporation with respect to any and all claims, demands, costs, damages and liabilities, including legal fees and disbursements arising from any breach of any of the representations and warranties.

15. **Expenses**

Each party shall bear their own costs and expenses in relation to these transactions.

16. **Governing Law**

This Letter of Intent, and the definitive and final share purchase agreement, shall be governed by and construed and enforced in accordance with the laws of the Province of Manitoba.

If the foregoing is acceptable, please indicate your acceptance in the space provided below and return one fully originally executed copy of this Letter of Intent to Greywolf Entertainment Inc. by courier or e-mail no later than 12:00 a.m./p.m. Alberta time on the 17 day of Aug, 2007.

Yours truly,

GREYWOLF ENTERTAINMENT INC.

Per: [signature]

ACCEPTED AND AGREED by the undersigned on the 16 day of August, 2007.

NEOMEDIA TECHNOLOGIES, INC.

Per: George O'Leary
Name: George O'Leary
Title: Director

Acknowledged and Agreed to by the Corporation on the 16th day of August, 2007.